

December 4, 2013

Via E-mail
Kevin M. O'Connor
President and Chief Executive Officer
Bridge Bancorp, Inc.
2200 Montauk Highway
Bridgehampton, NY 11932

> **Re: Bridge Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 7, 2013**
> **File No. 333-192160**

Dear Mr. O'Connor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   We note that you have registered 612,031 shares of common stock on the registration statement. Please explain to us how you calculated the number of shares of common stock to be registered.

Prospectus Cover Page

2.   We note the merger consideration is dependent on a number of independent variables that will remain unknown until right before the merger closes. Please provide your analysis as to how the use of this pricing structure is consistent with paragraph 16 to Schedule A of the Securities Act of 1933.

3. Please revise the third paragraph of the cover page to quantify Bridge Bancorp, Inc.'s closing stock price as of the date preceding public announcement of the proposed transaction and the latest practicable date.

Merger Consideration, page 23

4. If you retain the current pricing structure, please include a chart which discloses a reasonable range of shares issuable as a result of adjustments to the exchange ratio. Please clearly set forth all underlying assumptions.

5. If you retain the current pricing structure, please include a single chart which encompasses all four elements of contingent consideration (increase/decrease in Aggregate Bridge Bancorp Shares; issuance of additional FNBNY Bancorp Class A Common Stock; Exchange Ratio adjustment discussed at the bottom of page 24 and the top of page 25; and Post-Closing Additional Consideration). Please disclose a reasonable range of shares issuable and cash payable as a result of these variables, and clearly set forth all underlying assumptions. Please also disclose an example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date.

6. Please revise the prospectus cover page to reference the Exchange Ratio adjustment discussed in our comment 5 above.

7. Please clarify the meaning of clause (ii) in the last paragraph on page 24.

8. Please disclose FNBNY Bancorp's intention regarding resolicitation if walk away rights are triggered, or the final price is outside the disclosed reasonable ranges.

9. Please disclose the time period anticipated between the vote and closing.

10. Please disclose a toll-free number that security holders may call before the voting is closed to find out the exact or an updated number of shares to be issued on a per share basis.

Incorporation of Certain Documents by Reference, page 63

11. We note that your Form 8-K filed November 4, 2013 has not been incorporated by reference. Please revise to incorporate this Form 8-K or tell us why you are not required to do so.

Item 22. Undertakings, page II-5

12. Please revise to include the undertaking required by Item 512(b) of Regulation S-K or tell us why you believe you are not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney
Office of Financial Services

cc: Via E-mail
        Howard Nolan
        Marc P. Levy, Esq.